UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Extends and Reprices $1.2 Billion Warehouse Financing Facility,” dated May 7, 2013.

Exhibit

1.	Press Release dated May 7, 2013.

Exhibit 1

TEXTAINER EXTENDS AND REPRICES $1.2 BILLION WAREHOUSE FINANCING FACILITY

HAMILTON, Bermuda, May 7, 2013 (BUSINESS WIRE) – Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers II Limited (“TMCL II”), an indirect, wholly-owned subsidiary of the Company, entered into an amendment to extend its current two-year $1.2 billion warehouse securitization facility by an additional year and also lower the interest rate on the facility to 1.95% over LIBOR during the new two-year revolving period. Previously the facility was 2.625% over LIBOR. The Company also lowered the facility’s unused fee and improved other terms. If the facility is not refinanced or renewed following the two-year period that ends in May 2015, the facility is structured to partially amortize over the following five years and then mature. The syndicate of participating banks include: ABN AMRO Capital USA LLC, Bank of America, N.A., Credit Suisse AG, Deutsche Bank AG, ING Bank Belgium NV/SA, Key Equipment Finance Inc., Royal Bank of Canada, Sovereign Bank, N.A., SunTrust Bank and Wells Fargo Bank, National Association. Wells Fargo Bank, N.A. served as the structuring agent and arranger.

“The extension of this sizable securitization facility with a lower cost of funds and improved terms, provides Textainer with continued liquidity and flexibility, enabling us to competitively meet our customers’ container leasing needs,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer. “The renewal of this facility, coupled with the recent refinancing of the credit facility for our TAP subsidiary, is evidence of our continuing successful efforts to reduce funding costs. Given the continued low interest rate environment and other options available to us, we see additional opportunities to further reduce our funding costs and improve our competitive position.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to expectations for savings from reduced financing costs and expectations for continued lowered funding costs. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.9 million containers, representing more than 2.8 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

Email: ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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